SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Table of Contents:

As used in this report, the terms “we,” “us,” “our,” “ASM International” and the “Company” mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

Consolidated Balance Sheets

(thousands, except per share data)			In Euro
Assets	Note	December 31, 2002	June 30, 2003
		(Note A)	(unaudited)
Cash and cash equivalents		70,991	103,452
Marketable securities		11	10
Accounts receivable, net		132,818	152,128
Inventories, net	B	185,752	169,326
Income taxes receivable		1,840	459
Deferred tax assets		1,843	1,724
Other current assets		18,786	21,863

Total current assets		412,041	448,962
Property, plant and equipment, net	C	160,501	141,936
Goodwill, net		54,529	50,360
Deferred tax assets		2,781	2,534
Other assets	D	23,989	27,532

Total Assets		653,841	671,324

Liabilities and Shareholders’ Equity
Notes payable to banks	E	26,548	8,028
Accounts payable		67,029	76,169
Accrued expenses		55,414	52,293
Advance payments from customers		6,290	7,930
Deferred revenue		8,851	10,227
Income taxes payable		5,560	6,439
Current portion of long-term debt	F	2,669	1,353

Total current liabilities		172,361	162,439
Deferred income taxes		1,050	869
Long-term debt	F	8,175	7,322
Convertible subordinated debt	G	109,665	179,396

Total liabilities		291,251	350,026
Minority interest in subsidiary		97,048	84,866

Shareholders’ Equity:	H

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 49,370,308 and 49,495,158 shares		1,975	1,980
Financing preferred shares, issued none		—	—
Preferred shares, issued none		—	—
Capital in excess of par value		254,999	255,939
Retained earnings		35,054	20,498
Accumulated other comprehensive loss		(26,486)	(41,985)

Total Shareholders’ Equity		265,542	236,432

Total Liabilities and Shareholders’ Equity		653,841	671,324

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Operations

(thousands, except per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	140,853	153,102	241,424	270,869
Cost of sales	(87,588)	(103,505)	(155,007)	(183,159)

Gross profit	53,265	49,597	86,417	87,710

Operating expenses:
Selling, general and administrative	(28,587)	(24,291)	(50,990)	(48,324)
Research and development	(21,704)	(20,219)	(42,253)	(38,606)

Total operating expenses	(50,291)	(44,510)	(93,243)	(86,930)

Earnings (loss) from operations	2,974	5,087	(6,826)	780
Net interest and other financial income (expenses)	(2,283)	(3,325)	(4,602)	(4,999)

Earnings (loss) before income taxes and minority interest	691	1,762	(11,428)	(4,219)
Income taxes	(376)	(1,263)	617	(1,402)

Earnings (loss) before minority interest	315	499	(10,811)	(5,621)
Minority interest	(6,703)	(6,735)	(7,747)	(8,935)

Net loss	(6,388)	(6,236)	(18,558)	(14,556)

Net loss per share:
Basic	(0.13)	(0.13)	(0.38)	(0.29)
Diluted (1)	(0.13)	(0.13)	(0.38)	(0.29)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	49,151	49,443	49,124	49,408
Diluted (1)	49,151	49,443	49,12 4	49,408

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months ended June 30, 2002 and June 30, 2003 and the six months ended June 30, 2002 and June 30, 2003, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for that period.

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Comprehensive Loss

(thousands, except per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(6,388)	(6,236)	(18,558)	(14,556)

Other comprehensive loss:
Exchange rate changes for the period	(22,563)	(7,509)	(20,311)	(14,537)
Realized and unrealized gains (losses) on derivative instruments	2,048	(499)	2,061	(962)

Total other comprehensive loss	(20,515)	(8,008)	(18,250)	(15,499)

Comprehensive loss	(26,903)	(14,244)	(36,808)	(30,055)

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)						In Euro
	Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other com- prehensive income (loss)	Total Share- holders’ Equity
Balance December 31, 2001	49,070,296	1,963	252,892	64,916	1,139	320,910

Issuance of common shares:
For stock options	81,712	3	692	—	—	695
Net loss	—	—	—	(18,558)	—	(18,558)
Other comprehensive loss	—	—	—	—	(18,250)	(18,250)

Balance June 30, 2002 (unaudited)	49,152,008	1,966	253,584	46,358	(17,111)	284,797

Balance December 31, 2002	49,370,308	1,975	254,999	35,054	(26,486)	265,542

Issuance of common shares:
For stock options	124,850	5	940	—	—	945
Net earnings (loss)	—	—	—	(14,556)	—	(14,556)
Other comprehensive loss	—	—	—	—	(15,499)	(15,499)

Balance June 30, 2003 (unaudited)	49,495,158	1,980	255,939	20,498	(41,985)	236,432

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Cash Flows

(thousands)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(6,388)	(6,236)	(18,558)	(14,556)
Depreciation and amortization	9,919	8,355	20,301	17,143
Amortization of debt issuance costs	374	370	763	687
Deferred income taxes	(270)	(222)	(319)	(99)
Minority interest	6,703	6,735	7,747	8,935
Changes in other assets and liabilities	(19,507)	(3,333)	(23,986)	(8,585)

Net cash provided by (used in) operating activities	(9,169)	5,669	(14,052)	3,525
Cash flows from investing activities:
Net capital expenditures	(5,711)	(6,044)	(10,854)	(10,217)
Investment in Participations	—	(1,229)	—	(1,229)

Net cash used in investing activities	(5,711)	(7,273)	(10,854)	(11,446)

Cash flows from financing activities:
Notes payable to banks, net	1,811	(20,305)	(62)	(17,143)
Proceeds from issuance of shares	335	934	695	945
Proceeds from long-term and subordinated debt	1	75,968	502	75,990
Repayment of long-term debt	(530)	(809)	(2,120)	(1,705)
Dividend to minority shareholders	(16,217)	(12,969)	(16,217)	(12,969)

Net cash provided by (used in) financing activities	(14,600)	42,819	(17,202)	45,118
Exchange rate effects	(6,762)	(2,024)	(5,364)	(4,736)

Net increase (decrease) in cash and cash equivalents	(36,242)	39,191	(47,472)	32,461

Supplemental disclosures of cash flow information:
Cash paid (received) during the period for:
Interest	3,604	3,289	4,011	3,754
Income taxes	(3,919)	(555)	(3,018)	(1,131)

See Notes to Unaudited Consolidated Interim Financial Statements.

Notes to Unaudited Consolidated Interim Financial Statements

(Amounts in thousands of euros, except per share and other non-financial data, unless otherwise stated.)

NOTE A Summary of Significant Accounting Policies

ASM International N.V. (referred to as “ASMI” or the “Company”) is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan.

The accompanying condensed financial statements (which we refer to as the Interim Financial Statements) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial information prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended June 30, 2003 and six months ended June 30, 2003 may not necessarily be indicative of the operating results for the entire fiscal year.

The December 31, 2002 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years ended December 31, 2002. See the Company’s annual report on Form 20-F for the year ended December 31, 2002.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 does not have a material impact on the Company’s financial position or results of operations, but will affect the accounting for the proposed reorganization scheduled to take place in the coming six months ending December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 were effective for fiscal year 2002. SFAS No. 148 does not have a material effect on the Company’s financial position or results of operations. The Company has included in Note I “Employee Stock Option Plans” the required SFAS No. 123 disclosures of net income (loss) and earnings (loss) per share as if the fair value method of accounting had been applied.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact on the Company is expected to be limited.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument as a liability (or an asset in some circumstances) if certain conditions are met . This Statement is effective for financial instruments entered into or modified after May 31, 2003. The impact on the Company is not material.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 does not have a material impact on the Company’s financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF 00-21 will have on its financial position and results of operations.

NOTE B Inventories

Inventories consist of the following:

	December 31, 2002	June 30, 2003
		(unaudited)
Components and raw materials	73,902	67,390
Work in process	72,056	69,023
Finished goods	39,794	32,913

Total inventories	185,752	169,326

NOTE C Property, Plant and Equipment

Total
At cost:
Balance January 1, 2003	362,419
Capital expenditures	10,281
Retirements and sales	(1,037)
Translation effect	(27,574)

Balance June 30, 2003 (unaudited)	344,089

Accumulated depreciation:
Balance January 1, 2003	201,918
Depreciation	17,143
Retirements and sales	(973)
Translation effect	(15,935)

Balance June 30, 2003 (unaudited)	202,153

Property, plant and equipment, net:
January 1, 2003	160,501
June 30, 2003 (unaudited)	141,936

Useful lives in years:
Buildings and improvements	10-25
Machinery and equipment	2-10
Furniture and fixtures	2-10

NOTE D Other Assets

Other assets consist of the following:

	Strategic minority investments	Debt issuance costs	Total other assets
Balance January 1, 2003	20,278	3,711	23,989
Additions	1,229	3,303	4,532
Amortization	—	(687)	(687)
Translation effect	—	(302)	(302)

Balance June 30, 2003 (unaudited)	21,507	6,025	27,532

In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. In October 2001, the Company made an equity investment of € 20,278 in this California-based company that is a provider of innovative copper deposition technologies. In April 2003 an additional equity investment was made of € 1,229. The total equity interest in NuTool, Inc. as of June 30, 2003 is approximately 15.76%.

The debt issuance costs relate to fees incurred for the issuance of US$ 115.0 million 5.0% convertible subordinated notes in November and December 2001 and the issuance of US$ 90.0 million 5.25% convertible subordinated notes in May 2003, and are amortized by the interest method as interest cost during the life of the debt.

NOTE E Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:	December 31, 2002	June 30, 2003
		(unaudited)
The Netherlands	10,000	—
Japan	16,548	8,028

	26,548	8,028

Short-term debt outstanding in local currencies:

	December 31, 2002	June 30, 2003
		(unaudited)
Euro	10,000	—
Japanese yen (thousands)	2,068,502	1,099,713

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.3% at June 30, 2003.

Total short-term lines of credit amounted to € 91,133 at June 30, 2003. The amount outstanding at June 30, 2003 was € 8,028 and the undrawn portion totaled € 83,105. The unused portion includes € 44,898 relating to ASM Pacific Technology Limited (“ASMPT”), in which the Company holds a 54.11% interest, and such amount is limited solely for use in the operations of ASMPT. ASM Japan had € 37,670 available for borrowing under its bank lines, which are restricted for use in the ASM Japan operations.

In December 2002, the Company entered into a multicurrency revolving credit facility with a consortium of banks in the amount of € 70,000 to be utilized solely for the Company’s Front-end operations, excluding Japan. In June 2003, the Company cancelled the credit facility, subsequent to repayment of the outstanding amount under the facility from the proceeds of the US$ 90.0 million 5.25% convertible subordinated notes, issued in May 2003.

The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Hong Kong Stock Exchange, ASMPT is precluded from providing loans and advances, other than trade receivables in the normal course of business, to ASMI or its affiliates.

NOTE F Long-Term Debt

	December 31, 2002	June 30, 2003
		(unaudited)
Term loans:
Japan, 2.2-3.3%, due 2005 – 2006	1,617	1,168
Finland, 1.0-3.0%, due 2003 – 2010	4,036	3,253
Mortgage loans:
The Netherlands, 5.4%, due 2006	908	794
Japan, 1.7-2.6%, due 2005 – 2006	2,971	2,517
Lease commitments:
United States, 7.2-14.0%, due 2003 – 2005	120	86
Japan, 0.3-0.5%, due 2004 – 2005	1,192	857

	10,844	8,675
Current portion	(2,669)	(1,353)

	8,175	7,322

Long-term debt outstanding in local currencies, including current portion (in thousands):

	December 31, 2002	June 30, 2003
		(unaudited)
Euro	4,944	4,046
United States dollars	126	98
Japanese yen	722,375	622,381

The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with guarantees provided by ASMI. In Finland, the long-term loans are collateralized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

Lease commitments relate to lease commitments for equipment and machines.

NOTE G Convertible Subordinated Debt

			December 31, 2002	June 30, 2003
				(unaudited)
5.0% convertible subordinated notes	US$	115.0 million	109,665	100,637
5.25% convertible subordinated notes	US$	90.0 million	—	78,759

			109,665	179,396

In November and December 2001, we issued US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 18.85 per share. The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. ASMI is required to make an additional payment in cash or, at ASMI’s option, in common shares, or in a combination of cash and common shares, with respect to the notes called for redemption in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes. At June 30, 2003, none of the US$ 115.0 million convertible subordinated notes has been converted or repurchased.

In May 2003, we issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year, beginning on November 15, 2003. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion rate of 52.0237 shares of common stock for each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of our common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, we may be required to repurchase the notes. The US$ 115.0 million 5.0% convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes. At June 30, 2003, none of the US$ 90.0 million convertible subordinated notes has been converted or repurchased.

NOTE H Shareholders’ Equity

On July 6, 2000, the Company entered into a structured equity line (the “2000 Line”) with Canadian Imperial Holdings, Inc. (“CIHI”). The 2000 Line expired unused on July 6, 2002. Prior to that time, the Company entered into a substantially identical US$ 65.0 million structured equity line with CIHI (the “2002 Line”). Under the 2002 Line, the Company was entitled to sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time. As of June 30, 2003 the Company had not issued any common shares under the 2002 Line. The 2002 Line expired unused on July 6, 2003 and was not renewed.

NOTE I Employee Stock Option Plans

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or US dollars on the date of grant, generally vest in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue options to purchase 4,000,000 shares. At June 30, 2003, options to purchase 932,700 shares had been issued under the 2001 Stock Option Plan. No new options may be issued under previous plans. At June 30, 2003, options to purchase an aggregate of 2,008,053 shares of common stock were outstanding, expiring at various dates through 2013.

The Company applies the intrinsic value method allowed by APB 25 in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans is measured as the difference between the market price and the exercise price at the grant date. All plan options were granted at an exercise price equal to market value at the measurement date. Accordingly, no compensation expense has been recognized in the Consolidated Statements of Operations pursuant to APB 25.

Had compensation cost been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation” pro forma net loss, basic and diluted loss per share would have been as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expected life (years)	3-10	3-10	3-10	3-10
Risk free interest rate	5%	5%	5%	5%
Dividend yield	—	—	—	—
Volatility	87%	74%	87%	74%
Assumed forfeitures	—	—	—	—

Net loss
As reported	(6,388)	(6,236)	(18,558)	(14,556)
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(1,066)	(825)	(2,131)	(1,737)

Pro forma	(7,454)	(7,061)	(20,689)	(16,293)

Basic loss per share:
As reported	(0.13)	(0.13)	(0.38)	(0.29)
Pro forma	(0.15)	(0.14)	(0.42)	(0.33)

Diluted loss per share:
As reported	(0.13)	(0.13)	(0.38)	(0.29)
Pro forma	(0.15)	(0.14)	(0.42)	(0.33)

NOTE J Loss Per Share

The following represents a reconciliation of net loss and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss used for purpose of computing basic loss per share	(6,388)	(6,236)	(18,558)	(14,556)
After-tax equivalent of interest expense on convertible notes and exercisable warrants	—	—	—	—

Net loss used for purposes of computing diluted net loss per share	(6,388)	(6,236)	(18,558)	(14,556)

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic loss per share	49,151	49,442	49,124	49,408
Dilutive effect of stock options	—	—	—	—
Dilutive effect of convertible notes and exercisable warrants	—	—	—	—

Dilutive weighted average number of shares outstanding	49,151	49,443	49,124	49,408

Net loss per share:
Basic	(0.13)	(0.13)	(0.38)	(0.29)
Diluted	(0.13)	(0.13)	(0.38)	(0.29)

No adjustments have been reflected in the diluted weighted average number of shares and net loss for the three and six months ended June 30, 2002 and June 30, 2003 due to the loss reported in the three and six months ended June 30, 2002 and June 30, 2003. For the three months ended June 30, 2002, the effect of 909 stock options, 6,101 conversion rights, and 101 exercisable warrants to issue common stock were anti-dilutive. For the three months ended June 30, 2003, the effect of 406 stock options, 8,982 conversion rights, and 66 exercisable warrants to issue common stock were anti-dilutive. For the six months ended June 30, 2002, the effect of 994 stock options, 6,101 conversion rights, and 106 exercisable warrants to issue common stock were anti-dilutive. For the six months ended June 30, 2003, the effect of 348 stock options, 7,549 conversion rights, and 43 exercisable warrants to issue common stock were anti-dilutive.

NOTE K Commitments and Contingencies

At December 31, 2002 and at June 30, 2003 the Company had entered into purchase commitments with suppliers in the amount of € 70,123 and € 68,185, respectively, for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2002 and June 30, 2003 were € 3,272 and € 4,524, respectively.

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

In June 2001, the Company’s subsidiary, ASM America, filed a lawsuit against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patent No. 5,916,365), methods for growing thin films (U.S. Patent No. 6,015,590) and ASM America’s “showerhead” patent (U.S. Patent No. 4,798,165), entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow.” Genus responded by denying the allegations and bringing a counterclaim against ASM America and the Company alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. Genus’ antitrust claims were stayed until after trial on the patents at issue. In August 2002, the court ruled that Genus did not infringe the ‘365 patent. In January 2003, the court ruled that Genus did not infringe the ‘590 patent. In April 2003, the Company and ASM America entered into a binding memorandum of settlement with Genus settling the litigation. Pursuant to the memorandum Genus granted to the Company and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents and in return ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents will be effective only upon completion of the appeal by ASM America of the lower court’s summary judgment rulings as described below. ASM America will have the right to appeal the summary judgment rulings in respect of the ‘365 and ‘590 patents and, if the appeals court vacates either summary judgment ruling on the basis of a change in the lower court’s claim construction, Genus will pay ASM America the sum of US$ 1.0 million in respect of the above licenses for the ‘365 and ‘590 patents. Genus, on the one hand, and the Company on the other hand, agreed to refrain for a five year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during the five year period if a suit is brought after the expiration of such period. Genus and the Company and ASM America are currently negotiating an agreement to implement the memorandum of settlement.

Following a letter from Applied Materials, Inc. to the Company alleging that the Company’s Eagle reactors infringe various Applied Materials’ patents, the Company and its subsidiary, ASM America, Inc., filed a declaratory judgment action against Applied Materials on

August 27, 2002 in the U.S. District Court for the District of Arizona. The lawsuit seeks a declaration of non-infringement or invalidity of six Applied Materials patents relating to cleaning of reaction chambers and deposition of silicon nitride. Applied Materials responded on December 16, 2002 by denying the allegations and counterclaiming for a declaratory judgment of infringement and validity of two of the patents related to cleaning of reaction chambers and for damages, a preliminary or permanent injunction and costs. Applied Materials also moved to dismiss the complaint with respect to four of the patents and for a more definite statement with respect to two of the Company’s and ASM America’s causes of action. On April 14, 2003, the Company and ASM America filed a motion for summary judgment of non-infringement with respect to the four patents that were the subject of Applied Materials’ motion to dismiss. On July 7, 2003, the Court denied Applied Materials’ motion to dismiss and denied, without prejudice, the summary judgment motion of the Company and ASM America. No trial date has been set. On July 21, 2003, Applied Materials filed a supplemental answer and counterclaims. The counterclaims sought a judgment of infringement, including willful infringement, of all six Applied Materials patents and a declaratory judgment that the two patents that Applied Materials had not moved to dismiss be declared valid. The Company’s and ASM America’s response is pending. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

If the Company desires to effect a change of control transaction with a competitor of Applied Materials, Inc., the Company must, pursuant to a 1997 litigation settlement agreement, first offer the change of control transaction to Applied Materials on the same terms as the Company would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer by that competitor.

NOTE L Disclosure about Segments and Related Information

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The Front-end segment is a product driven organizational unit composed of manufacturing, service and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged or encapsulated in integrated circuit devices and tested. The Back-end segment operates through ASM Pacific Technology Ltd., a Hong Kong company, in which the Company holds a 54.11% interest. The Back-end segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

	Front-end	Back-end	Total
Six months ended June 30, 2002
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	122,207	119,217	241,424
Earnings (loss) from operations	(24,526)	17,700	(6,826)
Net interest and other financial income (expense)	(5,030)	428	(4,602)
Income taxes	1,769	(1,152)	617
Minority interest	—	(7,747)	(7,747)
Net earnings (loss)	(27,787)	9,229	(18,558)
Net capital expenditures	6,695	4,159	10,854
Depreciation and amortization	9,056	11,245	20,301
Cash and cash equivalents	7,420	52,685	60,105
Capitalized goodwill	3,888	53,238	57,126
Other identifiable assets	329,198	216,586	545,784
Total assets	340,506	322,509	663,015
Total debt	143,243	—	143,243
Headcount (1)	1,077	4,979	6,056

Six months ended June 30, 2003
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	145,953	124,916	270,869
Earnings (loss) from operations	(20,304)	21,084	780
Net interest and other financial income (expense)	(5,321)	322	(4,999)
Income taxes	533	(1,935)	(1,402)
Minority interest	—	(8,935)	(8,935)
Net earnings (loss)	(25,092)	10,536	(14,556)
Net capital expenditures	3,656	6,561	10,217
Depreciation and amortization	8,266	8,877	17,143
Cash and cash equivalents	70,799	32,653	103,452
Capitalized goodwill	3,888	46,472	50,360
Other identifiable assets	307,053	210,459	517,512
Total assets	381,740	289,584	671,324
Total debt	196,099	—	196,099
Headcount (1)	1,228	5,829	7,057

(1)	Headcount includes those employees with a permanent contract, and is exclusive of workers with a temporary contract as well as agency personnel. At December 31, 2002 the headcounts for the Front-end and Back-end segments were 1,226 and 5,328, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this report. Our financial statements are prepared in accordance with U.S. GAAP. This report contains forward-looking statements that involve risks and uncertainties described in more detail below under “Cautionary Factors.”

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 51.4% of our net sales in 2002 and 53.9% of our net sales for the first two quarters of 2003, through our principal facilities in the Netherlands, the United States and Japan. We conduct our Back-end business, which accounted for 48.6% of our net sales in 2002 and 46.1% of our net sales for the first two quarters of 2003, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our Back-end operations are conducted through our 54.11% majority-owned subsidiary, ASM Pacific Technology Limited (“ASMPT”).

We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been impacted by a continued severe cyclical downturn characterized by reduced demand for products, lower average selling prices across product lines, reduced investment in semiconductor capital equipment and other factors, all of which have led to lower sales and losses for our business. Although there are positive signs for an increase in semiconductor sales, semiconductor manufacturers are still not ready for large capital investments. Despite the decline in capacity-driven demand we have seen continued interest and orders for new technology and 300mm equipment in our Front-end operations. Our established position as a leading supplier of a full spectrum of innovative products in our Back-end operations contributed positively.

In the Front-end segment, we are able to reduce manufacturing costs in a market downturn because we outsource a substantial portion of our manufacturing requirements and because part of our European and Japanese workforce is composed of temporary contract employees, the number of which can be reduced as necessary. In the Back-end segment, where we are highly vertically integrated, we are able to reduce labor costs quickly in adverse market conditions due to the nature of the local labor markets. Since we enjoy a cost advantage in our Back-end operations due to the location of our manufacturing facilities, a tightening market for our Back-end products may also present opportunities for market penetration.

The current transition in the industry to new processes and materials and to a larger, 300mm wafer size from the current 200mm wafer requires equipment providers to develop entirely new sets of tools and presents us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies, design-in wins at top-tier customers as well as our strategic partnerships provide us with a broad basis for substantial long-term market share gains.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. Our revenue recognition policy is significant because revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue following principles of revenue recognition described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101), issued by the staff of the Securities and Exchange Commission (the “SEC”) in December 1999, and adopted by us effective January 1, 2000. However, certain judgments affect the application of our revenue policy. Our transactions frequently involve the sale of complex equipment, which may include customer-specific criteria, transactions to new customers or transactions with new technology, as well as payment terms linked to achieving certain milestones. Management must make the determination whether such a transaction is recognized as revenue based on the merits of the contractual agreements with a customer, the experience with a particular customer, the technology and the number of similarly configured items of equipment previously delivered. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Our net sales include product revenues derived primarily from sales of Front-end and Back-end equipment used by both segments of the semiconductor equipment market. We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. If this belief were changed by industry developments in the future, this portion would be deferred in future periods until final acceptance by the customer or until contractual conditions lapse. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When we can only satisfy the customer acceptance criteria or specifications at the customer’s location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse.

We provide training and technical support to customers. Revenue related to such services is recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Valuation of Goodwill. Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets on the date of acquisition. As of January 1, 2002 we adopted Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” issued by the Financial Accounting Standards Board (“FASB”), which require that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Any impairment loss incurred is recorded as a charge to current period earnings. At the adoption of SFAS No. 142 as of January 1, 2002, we have assessed whether acquired goodwill was impaired and whether an impairment loss should have been recognized. Based on the tests performed, no impairment loss was recorded upon adoption of this standard as of January 1, 2002, nor as of December 31, 2002. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Determination of the implied fair value includes certain management judgments and use of valuation techniques, and may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain recognized intangible assets (except those not being amortized) to be held and used, and long-lived assets and certain recognized intangible assets (including those not being amortized) to be disposed of, are required to be reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we have to estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2002, we reviewed our long-lived assets, including our strategic investment in NuTool, for facts or circumstances, both internal and external, that may suggest impairment, including performance compared to historical or projected future operating results, negative industry or economic trends and the technological value as compared to the market. In 2002, no such impairment was indicated. Our cash flow estimates used were based on our best estimates and projections at the time of our review. In future periods, however, we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time.

Valuation of Inventory. Inventories are valued at the lower of cost or market. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record writedowns for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. If circumstances related to our inventories change, our estimates of the value of inventory could materially change.

Accounting for Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. SFAS No. 109, “Accounting for Income Taxes,” requires the establishment of a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2002, we believed that there was insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carryforwards, and we established a valuation allowance accordingly. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may positively influence our result of operations at that time.

Results of Operations

Net Sales. Our consolidated net sales for the three months ended June 30, 2003 amounted to € 153.1 million, an increase of 8.7% compared to net sales of € 140.9 million for the three months ended June 30, 2002 and an increase of 30.0% compared to the sales level of € 117.8 million for the three months ended March 31, 2003. Net sales for the six months ended June 30, 2003 amounted to € 270.9 million, an increase of 12.2% compared to € 241.4 million net sales for the six months ended June 30, 2002. Net sales of the company’s Front-end wafer processing equipment amounted to € 146.0 million compared to € 122.2 million for the six months ended June 30, 2002, an increase of 19.4%. Net sales for the Back-end assembly and packaging equipment and materials amounted to € 124.9 million compared to € 119.2 million for the six months ended June 30, 2002, an increase of 4.8%.

The economic environment continues to impact the semiconductor equipment industry, which has been in a downturn since late 2000. Although there are positive signs for an increase in semiconductor sales, semiconductor manufacturers still are not ready to undertake large capital investments resulting in a very volatile ordering pattern. In the Front-end operations, sales for the first half of 2003 were strong in Epitaxy and PECVD (plasma-enhanced chemical vapor deposition) products for new technology and 300mm systems at top-tier customers. We also have seen an increase in the Front-end for capacity driven sales of 200mm systems. In our Back-end operations most equipment sales were related to technological advancements such as fine pitch wire bonding, 300mm wafer die bonding, stacked die packaging, flip chip and new package types like QFN (quad flat, no leads).

The strong euro against the Japanese yen, the US dollar and US dollar related currencies had a negative impact on our consolidated net sales levels as expressed in euro. The growth in sales over 2002 levels would have been as high as 32.2%, if the first half of 2003 exchange rates were applied to the first half of 2002 sales levels expressed in their original local currencies.

Gross Profit. Our gross profit margin for the three months ended June 30, 2003 amounted to 32.4% of net sales, 5.4 percentage points below the gross profit margin of 37.8% of net sales in the three months ended June 30, 2002, and at the same level as the 32.4% gross profit margin realized in the three months ended March 31, 2003. The gross profit margin for the six months ended June 30, 2003 amounted to 32.4%, a decrease of 3.4 percentage points compared to 35.8% gross profit margin for the six months ended June 30, 2002. The stable gross profit margin in the three months ended June 30, 2003, as compared to the three months ended March 31, 2003, resulted from a combination of the higher sales volumes resulting in better utilization of manufacturing capacity offset by lower margins due to competitive price pressure, product mix and the impact of lower US dollar exchange rates, in particular in the Front-end operations. Similarly the competitive price pressure, the product mix and the impact of US dollar exchange rates resulted in a decrease of gross margin for the six months ended June 30, 2003 compared to the six months ended June 30, 2002.

Selling, general and administrative. Selling, general and administrative expenses were € 24.3 million in the three months ended June 30, 2003 compared to € 28.6 million in the three months ended June 30, 2002, a decrease of 15.0%, and slightly above the € 24.0 million in the three months ended March 31, 2003. Selling, general and administrative expenses for the six months ended June 30, 2003 were € 48.3 million, a decrease of 5.2% compared to € 51.0 million in the six months ended June 30, 2002. As a percentage of net sales, selling, general and administrative expenses were 17.8% in the six months ended June 30, 2003, compared to 21.1% in the six months ended June 30, 2002. The overall decrease in selling, general and administrative expenses is the result of cost control measures and the lower US dollar exchange rate.

Research and Development. Research and development expenses decreased from € 21.7 million or 15.4% of net sales in the three months ended June 30, 2002 to € 20.2 million or 13.2% of net sales in the three months ended June 30, 2003, and 10.0% above the € 18.4 million in research and development expenses in the three months ended March 31, 2003. For the six months ended June 30, 2003, research and development expenses decreased by 8.6% compared to the six months ended June 30, 2002, and decreased as a percentage of net sales from 17.5% to 14.3%. The decrease is the result of cost control measures and the impact of the lower US dollar exchange rate, while at the same time ASMI continued its strong research and development commitment to the industry.

Net Interest and Other Financial Income (Expenses). Net interest and other financial expenses increased from a net expense of € (2.3) million in the three months ended June 30, 2002 to a net expense of € (3.3) million in the three months ended June 30, 2003. In the six months ended June 30, 2003 the net expense amounted to € (5.0) million compared to a net expense of € (4.6) million in the six months ended June 30, 2002. The increase is the result of higher net interest expenses resulting from increased borrowings, including the issuance of US$ 90.0 million in convertible subordinated debt in May 2003 and lower interest income on cash deposits due to lower interest rates. The lower US dollar exchange rate did have a positive effect on the level of net interest expenses. Currency transaction losses for the three months ended June 30, 2003 were € (0.7) million compared to currency transaction losses of € (0.5) million in the three months ended June 30, 2002. Currency transaction losses for the six months ended June 30, 2003 were € (0.5) million compared to € (0.7) million in six months ended June 30, 2002.

Income Taxes. We recorded a tax expense of € (1.3) million for the three months ended June 30, 2003 compared to a tax expense of € (0.4) million for the same period in 2002, and a tax expense of € (1.4) million for the six months ended June 30, 2003 compared to a tax income of € 0.6 million for the six months ended June 30, 2002.

Net Earnings (Loss). We recorded a net loss of € (6.2) million for the three months ended June 30, 2003, compared to net loss of € (6.4) million for the three months ended June 30, 2002. The net loss for the six months ended June 30, 2003 amounted to € (14.6) million compared to a net loss of € (18.6) million for six months ended June 30, 2002. The net losses reflect the low level of sales and the weak demand for our products resulting from the current substantial downturn in the semiconductor market, in particular in our Front-end operations.

Outlook

We have not yet seen a clear and convincing acceleration of activity in the Front-end industry segment. This is apparent from the erratic pattern in the volume of orders booked during recent quarters. Also, the price levels of the orders booked is characteristic of a market where ample manufacturing capacity for certain products is available, which leads to pressure on margins. Given these circumstances, it is difficult at this point in time to foresee a level of net losses for the total Company during fiscal year 2003 that would be noticeably better than the level in fiscal year 2002.

The longer than expected absence of a convincing recovery in the industry prompts us to take further steps to reduce our existing fixed cost base. During the third and fourth quarter of this year we will execute plans that will reduce the worldwide Front-end employment levels by approximately 150 persons, or about 10% of the total Front-end staff. These plans will affect most locations of our Front-end operations, with the likely exception of Japan. The one-time costs associated with these plans will amount to approximately € 15.0 million and charging these costs in the second half of this year will be in addition to the performance level indicated in the preceding paragraph. We expect the full beneficial effects of these improvements will become visible in our operating performance beginning in 2004.

With the resulting streamlined and more efficient Front-end organization, in combination with the already existing leading edge technology and strong customer base, we will be even better positioned to benefit from an industry recovery and growth.

Backlog

New orders received in the second quarter of 2003 amounted to € 111.8 million, 25.4% lower than the € 149.9 million level of new orders received in the first quarter of 2003. For the first half of 2003 the total of new orders amounted to € 261.7 million compared to € 277.3 million for the first six months of 2002. The backlog at the end of June 2003 amounted to € 133.7 million, a decrease of 23.6% compared to € 175.0 million at the end of March 2003. The book-to-bill ratio for the second quarter of 2003 was 0.73 compared to 1.27 in the first quarter of 2003. Of the backlog at June 30, 2003 € 94.3 million relates to Front-end operations and € 39.4 million to Back-end operations.

Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

Liquidity and Capital Resources

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. The cyclicality of the industry, the duration of the current downturn and the uncertain economic environment could result in lower customer demand and continued fixed costs and as a result cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities or investigate additional financing.

At June 30, 2003, our principal sources of liquidity consisted of € 103.5 million in cash and cash equivalents and € 83.1 million in undrawn bank lines. Approximately € 32.7 million of the cash and cash equivalents and € 44.9 million of the undrawn bank lines are restricted to use in our Back-end operations and € 38.2 million in undrawn bank lines are available for our Front-end operations, of which € 37.7 million are restricted for use in our Japanese operations.

In May 2003, we issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year, beginning on November 15, 2003. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion rate of 52.0237 shares of common stock for each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversation price of US$ 19.22 per share. The notes bear interest at a rate of 5.25% per year. On or after May 20, 2006, we may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of our common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, we may be required to repurchase the notes. Our US$ 115.0 million 5.0% convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes. At June 30, 2003, none of the US$ 90.0 million convertible subordinated notes have been converted or repurchased.

In December 2002, we entered into a multicurrency revolving credit facility with a consortium of banks in the amount of € 70,000 to be utilized solely for our Front-end operations, excluding Japan. In June 2003, we cancelled the credit facility, subsequent to repayment of the outstanding amount under the facility from the proceeds of the US$ 90.0 million 5.25% convertible subordinated notes, issued in May 2003. We are currently renegotiating our bank facilities in light of our improved liquidity situation.

On July 6, 2000, we entered into a structured equity line (the “2000 Line”) with Canadian Imperial Holdings, Inc. (“CIHI”). The 2000 Line expired unused on July 6, 2002. Prior to that time, we entered into a substantially identical US$ 65.0 million structured equity line with CIHI, which expired unused on July 6, 2003 (the “2002 Line”). Under the 2002 Line, we could sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time.

During the six months ended June 30, 2003, our net cash provided by operating activities was € 3.5 million, compared to cash used in operating activities of € 14.1 million for the same period in 2002. The increase was primarily the result of the lower net loss in the first half of this year and, to a lesser extent, a lower need in cash for working capital. At December 31, 2002 and June 30, 2003, we had purchase commitments with suppliers in the amount of € 70.1 million and € 68.2 million, respectively.

During the six months ended June 30, 2003, we invested € 10.2 million in capital equipment and facilities and we invested € 1.2 million in additional equity funding in our participation in NuTool, Inc. We expect capital expenditures for the full year 2003 to be similar to the € 33.2 million amount in the previous year. Our capital expenditure commitments at December 31, 2002 were € 3.3 million and at June 30, 2003 were € 4.5 million.

Net cash used in financing activities was € 45.1 million in the six months ended June 30, 2003. During that period, we repaid € 1.7 million in long-term debt, received € 76.0 million in new long-term debt resulting from the sale of US$ 90.0 million 5.25% convertible subordinated notes and received € 0.9 million from the issuance of common shares. Also in the period, our subsidiary, ASMPT, paid an aggregate of € 13.0 million in dividends to its minority shareholders.

We finance the operation of our Front-end business from operating cash flows and from borrowings. We support borrowings of our Front-end subsidiaries with guarantees. We have also granted security interests in some of our land and buildings.

Our Back-end operations, which are conducted through our 54.11%-owned subsidiary ASMPT, are entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our Front-end operations due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

We rely on dividends from ASMPT for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASMPT during 2000, 2001 and 2002 were € 15.4 million, € 35.7 million and € 29.5 million, respectively. In April 2003, we received a final dividend for the year 2002 of € 15.9 million.

Although several of the directors of ASMPT are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASMPT at June 30, 2003 was approximately € 530.6 million, which is higher than the market value at the end of 2002, which was approximately € 390.7 million.

MARKET RISK DISCLOSURE

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our operating results and financial position in euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Shareholders’ Equity and for the six months ended June 30, 2003, we recorded an unfavorable movement of € 14.5 million.

Foreign Exchange Risk Management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other then the functional currency of ASM International or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows, and on foreign currency assets and liabilities.

We follow SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of our derivative financial instruments are recorded at their fair value in other current assets or accrued expenses.

The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. In accordance with SFAS No. 133, hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive loss in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 0.4 million included in other comprehensive loss at June 30, 2003 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) on the Statement of Operations.

Furthermore, we continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

As of June 30, 2003, we have entered into forward exchange contracts with terms less than twelve months to sell in total US$ 25.7 million and to receive € 22.9 million, to sell US$ 6.0 million and to receive Japanese yen 706.3 million, to buy in total US$ 3.3 million for payment of Japanese yen 392.1 million. At June 30, 2003, the aggregate fair market value of these forward exchange contracts was to receive € 27.8 million and to pay € 2.9 million. The fair market values of these contracts are based on external quotes from banks for similar contracts.

As our borrowings are primarily in other currencies than euros, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical change of 10% in foreign currencies against the euro would result in an annual € 1.1 million change in interest expenses at June 30, 2003 borrowing levels.

Interest risk

At June 30, 2003, we had convertible subordinated debt borrowings outstanding of € 179.4 million at a fixed interest rate of which € 100.6 million is maturing in November 2005 and € 78.8 million is maturing in May 2010. We also had € 8.7 million in long-term debt at fixed interest rates, due from 2003-2010, and € 8.0 million in other borrowings with variable short-term interest rates. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in annual interest expense at June 30, 2003 borrowing levels.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 13.9% of our net sales in 2002 and our ten largest customers accounted for approximately 39.6% of our net sales in 2002. For the six months ended June 30, 2003, our largest customer accounted for approximately 22.6% of our net sales and our ten largest customers accounted for approximately 53.3% of net sales. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At June 30, 2003, one customer accounted for 16.6% of the outstanding balance in accounts receivable.

CAUTIONARY FACTORS

Certain statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “objective”, and “think” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties including those described below and other factors that may be disclosed from time to time in SEC filings or otherwise. Some or all of these factors may be beyond our control.

Risks Related to Our Industry

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have lead to lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, such as the present circumstances, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down if it is not sold.

Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

If we fail to adequately invest in research and development, or lose our relationships with independent research institutes and universities, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

We face intense competition and potential competition from companies which have greater resources than we do, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses of our competitors to changing market and economic conditions; and

•	price of our products and our competitors’ products.

Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Risks Related to Our Business

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations;

•	further appreciation of the euro versus the US dollar would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Substantially all of our equipment orders are subject to operating or performance specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our costs of goods sold and operating income will be adversely affected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial actions, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 13.9% and our ten largest customers accounted for 39.6% of our net sales in 2002. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2003. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

The recent outbreak of Severe Acute Respiratory Syndrome (“SARS”) in several East Asian countries and other parts of the world may have an adverse effect on the economies, financial markets and business activities in East Asia and elsewhere, including our operations in East Asia, and as a result may adversely affect our results of operations.

In early 2003, certain countries in East Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia. The most heavily affected areas were the Guangdong Province and Hong Kong in the People’s Republic of China. During this outbreak, the World Health Organization issued travel advisories recommending that persons traveling to these areas and other areas affected by the SARS outbreak consider postponing all but essential travel. The recommendations resulted in major airlines drastically reducing the number of flights to Hong Kong and other cities in the regions affected by the SARS outbreak, and travel to and from certain locations in these regions became impractical due to quarantines imposed or recommended for travelers returning from the affected areas. The last reported new case of SARS occurred in Taiwan on June 15, 2003. On July 5, 2003, Taiwan, the last region remaining on the list of areas with recent local transmission of SARS, was removed from that list. The World Health Organization has removed its travel advisories to the regions that were affected by the SARS outbreak.

Like a number of our competitors, our operations in areas that experienced this outbreak were somewhat affected, especially in our back-end operations in Hong Kong and Shenzhen, which is in Guangdong Province. Although the travel restrictions and recommendations against travel to the region have been removed, it is uncertain what the long-term impact of the SARS outbreak will be. The possibility that people will remain hesitant to travel in and to the region, and the possibility that future outbreaks of SARS could occur, may have an adverse effect on the economies, financial markets and business activities in Asia and elsewhere. Furthermore, while we developed strategies to deal with our limited ability to meet personally with customers, suppliers and others during the outbreak which we believe were effective, we can not be certain that such plans or strategies would be fully effective in the event of a future outbreak, or that a future outbreak would not have a material adverse effect on our front-end and back-end operations in the region or beyond.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong

Kong and listed on the Hong Kong Stock Exchange. As of June 30, 2003, we owned 54.11% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.89% was owned by the public.

Although three of the five directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for front-end is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled €15.4 million, €35.7 million, and €29.5 million in 2000, 2001, and 2002, respectively and €15.9 million in 2003 (through June).

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting our shares if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

Our reliance on a primary supplier could result in disruption of our operations.

We outsource a substantial majority of the manufacturing of our front-end business to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 24.9% of our total cost of sales in the front-end segment in fiscal 2002. A limited portion of this amount represents manufacturing for which Philips is the sole supplier. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future. If Philips were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We are currently involved in patent litigation proceedings in the United States with Applied Materials, Inc. involving claims and counter-claims of patent infringement unrelated to our 1997 settlement with Applied Materials discussed below. In addition, in April 2003, we and our subsidiary, ASM America, entered into a memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus, Inc. Although the Genus memorandum of understanding is binding on the parties, various implementation details remain to be worked out. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. See Note K to Unaudited Consolidated Interim Financial Statements.

Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. Such claims, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Regardless of the outcome, patent infringement litigation is time-consuming and expensive to resolve and diverts management time and attention.

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials US $80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses and covenants not to sue included in the agreement.

We are currently involved in patent infringement litigation with Applied Materials involving claims that are unrelated to and patents which are not the subject of our settlement agreement with Applied Materials. Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in the People’s Republic of China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and military action taken and to be taken by the United States and other nations in Iraq and elsewhere, as well as the threat of military confrontation on the Korean peninsula, may cause significant disruption to commerce throughout the world or in regions where we have operations. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether these risks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

In response to current market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

Our operational results could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

If our products are found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance or resources available to satisfy such claims.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims should our insurance coverage be unavailable, insufficient or denied.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate which govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February, 2003, the European Commission issued a directive on waste electrical and electronic equipment (“WEEE”). In principal, the directive results in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection separation of WEEE by August 13, 2004. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. The European Commission also has proposed a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the new standards in advance of their implementation by the European Union Member States.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Although we currently are a 54.11% shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only by an amount that reflects the reduction of our ownership interest in ASM Pacific Technology.

We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares are issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Our directors and officers control approximately 25% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

Our directors and officers controlled approximately 25% of our voting power as of June 30, 2003. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

Any investments we may make could disrupt our business and harm our financial condition.

We consider investments in complementary businesses, products or technologies. In the third quarter of 2001, we invested US $18.0 million in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. In the second quarter of 2003, we invested an additional US $1.4 million in NuTool, Inc. In 2001, we also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed under certain conditions to provide $5.0 million over a period of three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring.

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials, Inc. first.

Pursuant to our 1997 settlement agreement with Applied Materials, Inc., one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2002 and June 30, 2003, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of US $6.48 to a high of US $28.92. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into Forms F-3 nos. 333-1234, 333-11502 and 333-56796 and Forms S-8 nos. 333-87262 and 333-11060 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date:	August 27, 2003
By:	/s/ Arthur H. del Prado
Arthur H. del Prado President and CEO